EXHIBIT 8

                         Opinion of Reid and Reige, P.C.
                      regarding certain federal income tax
                                  consequences


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                                 March 22, 1996


Board of Directors
Manchester State Bank
c/o Ronald Jacobs, Esq.
Jacobs, Walker, Rice & Basche, P.C.
146 Main Street
Manchester, CT  06040

            RE: Tax Opinion on the Merger of Manchester
                State Bank into New England Bank & Trust
                Company.
Gentlemen:

     This letter will set forth our legal opinion as to the federal and Connecticut income tax consequences arising from the forward triangular merger (the "Reorganization") described below:

I. FACTS; SCOPE AND BASIS FOR OPINION: In preparing this opinion, we have relied upon: A Plan and Agreement of Reorganization among the corporations described below, dated as of December 19, 1995 (the "Reorganization Agreement"); a letter from Jacobs, Walker, Rice & Basche, P.C. dated December 14, 1995; and meetings and/or telephone conferences with Ronald Jacobs, Esq., Michael Rice, Esq., David Rizzo, CPA, Michael Burd (First Albany Corporation) and Neil Hendrickson (Coburn and Merideth).

     Our opinion is directed only to the corporations described below and the MSB shareholders electing to participate in the Reorganization who are citizens or residents of the United States. No opinion is expressed as to the tax consequences to MSB shareholders exercising so-called "dissenter's rights" in the Reorganization.

     This opinion is not intended to address issues concerning foreign taxes, local taxes, taxes of states other than Connecticut, or taxes other than existing federal and Connecticut corporate and individual income taxes. Existing tax laws and interpretations

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thereof are subject to change and any such change could affect the continuing validity of this opinion.

     In addition, not every aspect of income taxation is covered by this opinion. By way of example and not of limitation, certain issues concerning the effect of the Reorganization on the tax year of MSB, the effect of IRC ss.381 and the consolidated return statutes, issues related to qualified plans, proposed changes to federal long term capital gains rates and alternative minimum tax (which could be made retroactive), withholding requirements, and certain Connecticut transfer taxes have not been addressed herein.

     This opinion also does not discuss every aspect of taxation which may be relevant to a particular shareholder of MSB in view of his, her or its particular circumstances or to MSB shareholders subject to special income tax treatment such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons. Accordingly, shareholders of MSB should consult their tax advisors as to the particular tax consequences to them of the Reorganization, including the applicability and effect of federal, state, local and foreign income and other tax laws.

     The facts, as we understand them, are as follows:

     A. BACKGROUND.

     1. MANCHESTER STATE BANK. Manchester State Bank ("MSB") is a Connecticut chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Connecticut. It has 100,000 shares of common stock authorized, issued and outstanding, which is publicly traded on an "over-the-counter" electronic bulletin board, as well as on "pink sheets" (dealer quotation sheets) that are regularly circulated among broker-dealers. There are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of MSB's stock or any security representing the right to purchase or otherwise receive any capital stock of MSB.

     MSB does not have net operating loss carry forwards for federal or state purposes. It has "earnings and profits" for federal income tax purposes. MSB has one wholly-owned subsidiary. None of MSB's stock is owned by its subsidiary. MSB does not own any treasury stock.

         2. NEW ENGLAND COMMUNITY BANCORP, INC. New England Community Bancorp, Inc. ("NECB") is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NECB is duly registered as a bank holding company under the Bank Holding Company Act. The authorized capital stock of NECB consists of 10,000,000 shares of Class A Common Stock, of which 3,084,292 shares are issued and outstanding, and 200,000 shares of Preferred Stock, none of which is issued or outstanding. NECB has two wholly owned

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subsidiaries. One of these subsidiaries, New England Bank & Trust Company
("NEBT"), is involved in this transaction. Certain options have been issued to executive officers of NECB and NEBT for 64,000 shares of NECB's Common Stock.

     3. NEW ENGLAND BANK AND TRUST COMPANY. NEBT is a Connecticut-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Connecticut. It has 350,000 shares of common stock authorized, one of which is issued and outstanding and is held by NECB.

     4. OTHER. No two parties to the Reorganization are investment companies as defined in IRC ss.368(a)(2)(F)(iii) and (iv). MSB is not under the jurisdiction of a court in a Title 11 or a receivership, foreclosure, or similar proceeding in a Federal or State court or agency. Neither NECB nor NEBT owns any MSB stock in any capacity.

     B. DESCRIPTION OF THE REORGANIZATION TRANSACTION.

     MSB, pursuant to a plan of reorganization (the "Plan of Reorganization") validly adopted by MSB, NECB and NEBT, in a valid merger under federal and applicable state laws, will merge into NEBT, and MSB's existence will terminate in the merger and NEBT will be the surviving corporation. Except as otherwise described herein, upon the Reorganization becoming effective, each outstanding share of MSB's common stock (except for shares as to which dissenters' rights have been perfected) shall be converted into the right to receive 5.493 shares of NECB Common Stock and $35.20 in cash.

     The NECB stock to be received in the Reorganization will be either first transferred to NEBT as part of the Plan of Reorganization, or will be issued directly from NECB to the MSB shareholders. No stock of NEBT will be issued in the Reorganization. The fair market value of the consideration received by each MSB shareholder in the Reorganization will be approximately equal to the fair market value of the MSB stock surrendered in the exchange. There is a valid non-tax business purpose for the Reorganization.

     In the event that an MSB shareholder is entitled to a fractional share of NECB stock in the Reorganization, such fractional share shall be paid in cash. There are approximately 900 shareholders of MSB. Accordingly, the maximum amount to be paid in cash for fractional shares of NECB stock will be LESS THAN the product of: (i) 900; multiplied by (ii) the closing market price of the NECB stock on the trading day immediately preceding the effective time of the Reorganization. Such cash payment is not separately bargained for but is in lieu of the fractional share interests to which the MSB shareholders are entitled.

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     All cash consideration paid in exchange for MSB stock in the Reorganization
(including cash paid to dissenting MSB shareholders, payments of $35.20/share under the exchange ratio, and payments for fractional shares of NECB stock) will be paid by NECB from its own funds that exist prior to the Reorganization.

     Under the Reorganization Agreement, NECB's obligations in the Reorganization are contingent upon, among other things, the condition that holders of more than 85% of the outstanding shares of MSB's stock SHALL NOT HAVE EXERCISED their statutory appraisal or dissenter's rights (i.e., rights to elect to take cash in exchange for their MSB stock in the Reorganization). When the Reorganization becomes effective, NEBT will acquire all of the assets and liabilities of MSB, including certain liabilities under retirement agreements with the President of MSB and certain of its Directors.

     The fair market value of the MSB assets transferred in the Reorganization will equal at least 90% of the fair market value of MSB's net assets (i.e., assets less liabilities) and at least 70% of MSB's gross assets (i.e., assets unreduced by liabilities) held by MSB immediately prior to the Reorganization. For the purposes of these calculations, expenses of the Reorganization paid by MSB (which will total approximately $280,000.00) and any amounts paid for distributions on, or redemptions of, MSB stock will be considered as assets of MSB held immediately prior to the Reorganization. The fair market value of the MSB assets transferred to NEBT will equal or exceed the sum of the liabilities assumed by NEBT plus the amount of liabilities to which the transferred assets are subject.

     There will be no redemptions of MSB stock and no distributions on the MSB stock preceding the Reorganization, except for regular, normal dividends to be paid by MSB. Immediately after the Reorganization, the NECB stock owned by the former MSB shareholders will be less than 50% of all the issued and outstanding NECB stock.

     There is no plan or intention on the part of any of the MSB shareholders to sell, exchange or otherwise dispose of an amount of NECB stock received in the Reorganization that would, when combined with the MSB stock surrendered by dissenters, exchanged for cash pursuant to the Reorganization Agreement, or exchanged for cash in lieu of fractional shares of NECB stock, reduce the MSB shareholders' ownership of NECB stock to a number of shares having a value, as of the date of the Reorganization, of less than 50% of the value of all of the formerly outstanding stock of MSB as of the same date. For this calculation, shares of MSB exchanged for cash in the Reorganization, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of NECB stock will be considered to be outstanding MSB stock on the date of the Reorganization.

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     There is no plan or intention on the part of NECB to: (i)reacquire any of the NECB stock issued in the Reorganization; (ii)liquidate NEBT; (iii)merge NEBT with and into another corporation; (iv)sell or otherwise dispose of its NEBT stock; or (v)cause NEBT to sell or otherwise dispose of any of the assets of MSB acquired in the Reorganization, except for dispositions made in the ordinary course of business. Following the Reorganization, NEBT will continue the historic business of MSB or use a significant portion of MSB's historic business assets in a business.

     At the effective time of the Reorganization, NECB will own 100% of the stock of NEBT. NEBT will not issue additional shares of its stock that would result in NECB owning less than 80% of all of the stock of NEBT. There is no intercorporate indebtedness existing between MSB and either NECB or NEBT that was issued, acquired, or that will be settled at a discount. The liabilities of MSB assumed by NEBT and the liabilities to which the transferred assets of MSB are subject were incurred by MSB in the ordinary course of its business.

     NECB, NEBT, MSB and MSB's shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

     In conjunction with the Reorganization, certain of MSB's directors and its president will receive retirement payments at various times after the effective date of the Reorganization. MSB will grant them the right to receive such payments, which will be a liability of MSB assumed by NEBT in the Reorganization.

III. ISSUES:

     A. What are the federal and Connecticut income tax consequences of the proposed Reorganization to:

        1. MSB

        2. MSB's shareholders

        3. NECB

        4. NEBT

IV.  DISCUSSION:

         Based upon the above facts, and provided that, at the effective date of the Reorganization, the market price of the NECB stock has not decreased by an amount which would cause the total cash consideration to be paid to all MSB shareholders (including payments to shareholders exercising dissenter's rights, payments of $35.20/share under the exchange ratio, and payments for fractional

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shares) to exceed fifty percent of the total consideration (NECB stock and/or cash) to be paid, the transaction should qualify as a valid "forward triangular merger" under IRC ss.368(a)(2)(D).

     In our opinion, the obligation of MSB to make retirement payments to MSB's president and certain of its directors should not be characterized as payments for MSB's stock. Accordingly, in our opinion, the "continuity of interest" requirement necessary to have a valid reorganization should be met since the MSB shareholders will, as a result of the merger, own NECB stock with a value on the effective date of the Reorganization at least equal to 50% of the value of the formerly outstanding MSB stock as of the same date, subject to the above proviso regarding the market price of NECB stock as of the effective date of the Reorganization.

     The following federal and Connecticut income tax consequences should result from the Reorganization:

     A. CONSEQUENCES TO MSB:

     MSB, under the Plan of Reorganization and as a party to the Reorganization, will not recognize (i.e., will not take into income for tax purposes) any gain or loss on the transfer of its assets and liabilities to NEBT in the Reorganization in exchange for the NECB stock and cash, followed by the distribution of the NECB stock and cash to the MSB shareholders in exchange for their MSB stock. IRC ss.ss.361 and 357; C.G.S ss.ss.12-213 and 12-214.

     B. CONSEQUENCES TO MSB SHAREHOLDERS:

     1. GAIN OR LOSS ON TRANSACTION: Since MSB is a party to the Reorganization, the receipt of NECB stock and cash by the MSB shareholders in exchange for their MSB stock will cause each shareholder to recognize (i.e., take into income for tax purposes) gain (i.e., the excess, if any, of the total amount of consideration received in the Reorganization over the adjusted basis of the MSB stock) up to the amount of the cash received by such shareholder. No loss on the exchange will be recognized. IRC ss.ss. 354 and 356, C.G.S. ss.12-701. If an MSB shareholder has different blocks of MSB stock with different bases and/or different holding periods, such shareholder's gain or loss must be calculated separately for each block of stock. A loss on one block of stock is not permitted to be used to offset recognized gains on other blocks. Rev. Rul. 68-23, 1968-1 C.B. 144.

     The character of the gain (i.e., ordinary income, or short or long term capital gain) recognized by an MSB shareholder on the exchange of such shareholder's MSB stock in the Reorganization will depend on several factors. In addition, the rules regarding the characterization of gain to a shareholder in a merger are somewhat unsettled. In determining the character of the gain, the United States Supreme Court has issued holdings which, when applied in this

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situation, will deem the MSB shareholders to have exchanged all of the MSB stock for NECB stock, followed by a redemption of some of that stock by NECB for cash. In turn, the character of the cash payment will depend upon meeting certain "reduction of ownership" tests. The tests may vary depending upon an individual shareholder's situation. See COMMISSIONER V. CLARK, 489 U.S. 726 (1989). The test set forth in CLARK was adopted by the Internal Revenue Service in Rev. Rul. 93-61, 1993-2 C.B. 118.

     However, in our opinion, to the extent that an MSB shareholder: (i)has held the MSB stock surrendered in the Reorganization as a capital asset for more than one year; (ii)does not own (either directly or through "attribution" from others under IRC ss.318) at the effective date of the Reorganization or immediately before or after such Reorganization, stock in NECB other than stock received directly by such shareholder in the Reorganization; and (iii)has received cash in the Reorganization at least equal to the value of an amount of NECB stock (as of the effective date of the Reorganization) which would, if considered as the proceeds of a "deemed redemption" under the test set forth in COMMISSIONER V. CLARK, reduce that shareholder's percentage ownership in NECB by more than 20% of what it would have been if that shareholder had received as consideration in the Reorganization only NECB stock, determined by taking into account all "deemed redemptions" of other MSB shareholders in the Reorganization; then any gain recognized by such shareholder should be characterized as long term capital gain. COMMISSIONER V. CLARK, supra. For these purposes, it is also assumed that NECB will not redeem any of its stock at the effective date of the Reorganization.

     Since the characterization of any gain from a distribution of cash in the Reorganization to the MSB shareholders depends in part upon the facts and circumstances of each shareholder's situation, each MSB shareholder should consult his, her or its tax advisor to determine whether any gain recognized on the Reorganization will be taxed as ordinary income or short or long term capital gains, since such a determination is beyond the scope of this opinion letter.

     However, regardless of whether the above criteria are met, any gain arising from receipt of cash proceeds by MSB shareholders in the Reorganization in lieu of fractional shares of NECB stock should be characterized as gain from the sale of such stock, and thus will be long term capital gain if the shareholder held the MSB stock given up in the exchange as a capital asset for more than one year. If the MSB stock was held as a capital asset for one year or less, the gain from the fractional share interest would be short term capital gain. Rev. Rul. 66-365, 1966-2 C.B. 116.

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     2. ADJUSTED BASIS AND HOLDING PERIOD OF NECB STOCK RECEIVED IN THE
        REORGANIZATION:

     The adjusted basis of the NECB stock received by an MSB shareholder in the Reorganization will be the same as the adjusted basis of the MSB stock exchanged, reduced by the amount of cash received by the shareholder, and increased by the amount of dividend or capital gain income recognized by the shareholder on the exchange. IRC ss.358.

     If the MSB stock exchanged in the Reorganization was acquired by the MSB shareholder at different times or for different prices, the adjusted basis of the NECB stock received by the shareholder is determined by reference to an average cost basis for the MSB stock surrendered. Rev. Rul. 55-355, 1955-1 C.B.
418. However, it has been held that the taxpayer may elect to "trace" the substituted basis from the stock given up in the exchange if the stock received can be specifically identified with the stock surrendered. LEONARD OSROW, 49 T.C. 333 (1968) (acq.); TAM 7946005.

     Assuming that an MSB shareholder held the MSB stock as a capital asset, then the NECB stock received in the Reorganization will generally "tack" the holding period of the MSB stock surrendered in the Reorganization. IRC ss.1223(1).

     C. CONSEQUENCES TO NECB:

     1. GAIN OR LOSS ON TRANSACTION: No gain or loss will be recognized by NECB upon the acquisition by NEBT of substantially all of the assets of MSB (subject to liabilities) in exchange for NECB common stock (including NECB treasury stock) and cash and the assumption of MSB's liabilities. IRC ss.1032 and Reg. ss.1.1032-2; C.G.S. ss.ss.12-213 and 12-214.

     2. BASIS IN NEBT STOCK: NECB's adjusted basis in its NEBT stock will be:
(i)increased at the effective date of the Reorganization by MSB's adjusted basis of its assets transferred in the Reorganization; and (ii)reduced by the liabilities assumed or to which the assets transferred are subject (except for certain types of liabilities), and by the amount of consideration not provided by NECB (including any NECB stock held by NEBT). Unless the parties file consolidated returns after the Reorganization, the amount of the reduction in
(ii) above cannot exceed the amount of the increase in (i) above. IRC ss.ss.358 and 362(b) and Prop Reg. ss.ss.1.358-6(c), 1.358-6 (d), and Reg. ss.1.1502-30.
No additional increase in basis is allowed for cash or other property transferred by NECB in the Reorganization. Prop. Reg. ss.1.358-6(c)(4) Ex.1 (d).

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     D. CONSEQUENCES TO NEBT:

     1. GAIN OR LOSS ON TRANSACTION: NEBT will not recognize any gain or loss on the acquisition by NEBT of substantially all the assets of MSB (subject to liabilities) and the assumption of MSB's liabilities, in exchange for NECB common stock and cash which has been transferred to NEBT by NECB in connection with the Reorganization. However, NEBT will recognize gain or loss on any NECB stock which it transfers in the Reorganization if the stock was not acquired by it in connection with the Plan of Reorganization. IRC ss.1023, Reg. ss.1023-2, C.G.S. ss.ss.12-213 and 12-214.

     2. ADJUSTED BASIS AND HOLDING PERIOD IN MSB'S ASSETS:

     The basis of the assets of MSB acquired by NEBT will be the same in the hands of NEBT as the basis of such assets in the hands of MSB immediately prior to the exchange. IRC ss.362(b). The holding period of the assets of MSB received by NEBT will include the period for which such assets were held by MSB. IRC ss.1223(2).

                                             Very truly yours,

                                             REID and RIEGE, P. C.


                                              /s/ Michael L. Coyle

                                              Michael L. Coyle